Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

TWENTY FOURTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ACTELIS NETWORKS, INC.

a Delaware corporation

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Actelis Networks, Inc., a corporation organized and existing under the DGCL (the “Corporation”), hereby certifies as follows:

A. On April 13, 2023, the Board of Directors of the Corporation duly adopted a resolution proposing and declaring advisable the following amendment (the “Amendment”) to the Corporation’s Twenty Fourth Amended and Restated Certificate of Incorporation (the “Certificate”).

B. Article IV of the Certificate is hereby amended by adding the following paragraph:

“3. Reverse Stock Split.

As of the close of business on April 18, 2023, (4:01 p.m. Eastern Standard Time) (the “Effective Time”), each 10 shares of Common Stock issued and outstanding immediately prior to the Effective Time (referred to in this paragraph as the “Old Common Stock”) automatically and without any action on the part of the Corporation or any holder thereof will be reclassified and changed into one share of new Common Stock, par value $0.0001 per share (referred to in this paragraph as the “New Common Stock”), subject to the treatment of fractional share interests as described below (the "Reverse Stock Split"). Each holder of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Old Common Stock (the “Old Certificates”) holding any amount of fractional shares of New Common Stock resulting from the Reverse Stock Split shall have their total amount of New Common Stock rounded up to the next whole number of shares of New Common Stock. Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock into which such shares of Old Common Stock shall have been reclassified plus the fraction, if any, of a share of New Common Stock issued as aforesaid No certificates or scrips representing fractional share interests in New Common Stock will be issued.

C. This Amendment to the Certificate has been duly approved and adopted by the written consent of a majority of the stockholders of the Corporation entitled to vote thereon in accordance with the provisions of Section 228 and Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, to be signed by a duly authorized officer of the Corporation on this 17th day of April.

By:	/s/ Tuvia Barlev
Name: Title:	Tuvia Barlev Chief Executive Officer